October 3, 2011

Attn:  Martin James
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549

RE:          Applied Minerals, Inc. File No. 000-31380
Response to SEC Comment Letter dated September 9, 2011

Dear Mr. James:

On behalf of Applied Minerals, Inc. (the “Company”), I am writing in response to your comment letter dated September 9, 2011, as referenced above.  The Company originally communicated that a response letter would be filed with the Commission no later than October 3, 2011.  Due to the unavailability of certain professionals needed by the Company to complete its response letter, we need an additional day to prepare and file the letter.  We expect to file our responses to the comment letter dated September 9, 2011 by October 4, 2011.  We continue to expect to file our amended Form 10-K for the period ended December 31, 2011 and our amended Form 10-Q’s for the periods ended March 31, 2011 and June 30, 2011 no later than October 7, 2011.  We sincerely apologize for this delay.

Sincerely,

/s/ Christopher T. Carney

Christopher T. Carney
Interim Chief Financial Officer
(917) 210-4077